VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Gus Rodriguez
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

April 17, 2023

Re:	Piedmont Lithium Inc.
Form 10-KT for the Six Months Ended December 31, 2021
Filed February 28, 2022
File No. 001-38427

Dear Mr. Coleman and Mr. Rodriguez,

Please find our response to the comments set forth in a letter dated April 11, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Transition Report on Form 10-KT for the six months ended December 31, 2021 (the “2021 10-KT”).  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

Our Technical Report Summary (the “TRS”) was originally filed as an exhibit to the 2021 10-KT.  On March 1, 2023, we filed an amendment to the TRS as an exhibit to our Form 10-K for the year ended December 31, 2022.  We will file a further revised TRS (the “Revised TRS”), reflecting the comments provided by the Staff in its prior letter dated March 6, 2023 and in the Letter, as an exhibit to an amendment to our Form 10-K for the year ended December 31, 2022 (the “10-K/A”).

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.

Form 10-KT for the Fiscal Year ended December 31, 2021

General

1.
We understand from your responses to prior comments that you will amend your annual report for the fiscal year ended December 31, 2022 to address the concerns outlined in those comments, to include filing an amendment to the more recent amendment to the technical report summary.  Please also make appropriate changes to disclosures regarding content of the study that is referenced in the following comment in this letter and file the amendment in conjunction with your response.

Response 1:

We advise the Staff that the 10-K/A and the Revised TRS will reflect the appropriate changes to disclosures regarding content of the study that is referenced in Comment 2 below.  We will also update our corporate presentation and disclosures with respect to the technical studies completed by Atlantic Lithium Limited (“Atlantic Lithium”).

2.
We note that your response to prior comment one includes proposed changes regarding your references to inferred resources in the Ewoyaa Lithium, Ghana, West Africa pre-feasibility study.  For example, we note that you intend to include a cautionary statement about the inclusion of inferred mineral resources in the production target, and that upon completion of a feasibility study in July 2023, you intend to update production targets to disclose estimates of mineral reserves.

However, while the 2012 Edition of the JORC Code accommodates inclusion of inferred resources in a scoping study, this does not appear to be the case for either a pre-feasibility study or a preliminary feasibility study.

Therefore, it appears that you should be either (i) referring to that report as a scoping study, rather than as a pre-feasibility study, notwithstanding the preparers characterization of the report; or (ii) excluding the inferred resources and associated economics when disclosing or referring to content of that report.

If you have an alternative view, please address the following points based on the 2012 Edition of The JORC Code:

•
Clause 21 indicates that the confidence associated with estimates of inferred mineral resources is not sufficient to allow the results of technical and economic parameters to be used for detailed planning in pre-feasibility or feasibility studies.

•
Clause 38 provides for limited cautionary language when inferred resources partially support a scoping study although does not provide similar accommodations in relation to a pre-feasibility or feasibility study.

Response 2:

We acknowledge that the most recent technical study results released by Atlantic Lithium included Inferred Resources as part of the Production Target and that this is not permitted under Clause 21 of the JORC Code for pre-feasibility or feasibility level studies.  Therefore, we propose in our filings to refer to this technical study as a Scoping Study, regardless of the study classification put forward by Atlantic Lithium and irrespective of whether or not the ASX permitted Atlantic Lithium to make such a disclosure.

When making references to Scoping Studies and Production Targets which include Inferred Resources we will include cautionary statements to advise readers of the low confidence level of such Mineral Resources.

Sincerely,

/s/ Michael White
Michael White
Chief Financial Officer

Via E-mail:

cc:	Bruce Czachor, Chief Legal Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP